

July 16, 2010

Mr. Paul A. Smith
Senior Vice-President, Finance and Administration
Imperial Oil Limited
237 Fourth Avenue SW
Calgary, Alberta
Canada T2P 3M9

      Re: **Imperial Oil Ltd**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              Response Letter Dated May 21, 2010
              File No. 000-12014

Dear Mr. Smith:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 3

Upstream, page 4

Preparation of Reserves Estimates, page 5

1.   Based on your responses to certain comments in our letter dated April 21, 2010, we
      understand that you use the phrase "proved reserves", under this heading and elsewhere
      in your filing, to refer to reserve estimates that do not meet the definition of proved
      reserves provided in SEC rules and US GAAP. Rather, these reserve estimates represent
      estimates used for your internal planning purposes and capital investments decisions and
      are based on your internal price assumptions. Revise your disclosure to use of the phrase
      "proved reserves" to refer only to quantities determined in accordance with SEC rules
      and US GAAP. When referring to other quantities, use "estimates used for internal
      planning and capital investment decisions" or similarly descriptive language.

Directors, Executive Officers, and Corporate Governance, page 25

2.   We note your responses to prior comments 3 and 4 from our letter to you dated April 21,
      2010. Insofar as Form 10-K requires the Item 401 disclosure to be included or
      incorporated by reference, please provide all the disclosure which Item 10 of Form 10-K
      requires, if you amend the 2009 Form 10-K for any reason. Otherwise, ensure that the
      2010 Form 10-K includes all required disclosure.

Financial Statements, page 78

Notes to Consolidated Financial Statements, page 83

Note 1 – Summary of Significant Accounting Policies, page 83

Property, plant and equipment, page 84

3.   Your response to prior comment number seven from our letter dated April 21, 2010, as
      well as disclosure in your filing, indicates that "commitment by management to proceed
      with the development project" is required before proved reserves are permitted to be
      recorded. Clarify for us whether authorization for management to proceed with the
      development project is also required before proved reserves are permitted to be recorded.
      If authorization is required, explain to us the significance of the approval of your board of
      directors of the first phase of the Kearl oil sands project, as described in your May 25,
      2009 press release, and why recording of proved reserves associated with the project was
      appropriate prior to that approval. If authorization is not required, please explain to us

why it is appropriate to record proved reserves prior to the time management has been authorized to proceed with the development project.

4. Based on your response to our prior comment seven, we understand that you have capitalized oil sands mining expenditures prior to booking proved reserves. If our understanding is not correct, please clarify this for us. Otherwise, please tell us your accounting basis for doing so. Include reference to the applicable literature that supports your accounting. As part of your response, tell us the amounts and specific nature of such capitalized costs as of December 31, 2008, December 31, 2009 and each interim period in 2010.

Asset retirement obligations and other environmental liabilities, page 85

5. We note from your response to prior comment eight from our letter dated April 21, 2010 that the facilities for which asset retirement obligations have not been established are primarily refineries, primary distribution terminals, company-owned or leased retail service stations and chemical plants and for which the useful lives are indeterminate due to plans for continued operation of these facilities. We also note that you disclose depreciation of your plant and equipment is calculated using the straight-line method based on the estimated useful service life of the asset. Please tell us how you determined the service life for determining depreciation expense is consistent with your assertion that, in regards to establishing a liability for asset retirement obligations related to asset disposals, the life of the facilities is indefinite.

6. Regarding the facilities referenced in your response to our prior comment eight, please also tell us how you determined your unit of account for measuring these assets and related retirement obligations and how you considered component parts of a larger system and partial retirements. Refer to FASB ASC 410-20-55-9 and 55-10.

7. Your response to prior comment eight states that your asset retirement obligations for the facilities in question generally become firm at the time the facilities are permanently shut down and dismantled. Please tell us why you are unable to make a reasonable estimate of the fair value of your asset retirement obligations at a point in time prior to the permanent shut-down and dismantlement of those facilities. As part of your response, explain your basis for concluding that there is not a period prior to actual shut-down or dismantlement where sufficient information exists to estimate a range of potential settlement dates. As previously requested, please describe the process and time period through which the shut down and dismantlement of the assets in question is planned, approved and executed.

Closing Comments

You may contact James Giugliano at (202) 551-3319 or W. Bradshaw Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-3650, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director